Exhibit (d)(3)
OPTION AWARD AGREEMENT
     THIS OPTION AWARD AGREEMENT (“Agreement”) is made as of ___, 20___(the “Grant Date”) by and between Orbitz Worldwide, Inc., a Delaware corporation (“Orbitz”), and the employee whose name is set forth on the signature page hereto (“Employee”).
RECITALS
     Orbitz has adopted the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan (as may be amended from time to time, the “Plan”), a copy of which is attached hereto as Exhibit A.
     In connection with Employee’s employment by Orbitz or one of its subsidiaries (collectively, the “Company”), Orbitz intends concurrently herewith to grant the Option (as defined below) to Employee.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
SECTION 1
DEFINITIONS
     1.1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan. In addition to the terms defined in the Plan, the terms below shall have the following respective meanings:
     “Agreement” has the meaning specified in the Preamble.
     “Board” means the board of directors of Orbitz (or, if applicable, any committee of the Board).
     “Cause” shall have the meaning assigned such term in any employment agreement entered into between the Company and Employee, provided that if no such employment agreement exists or such term is not defined, then “Cause” shall mean (A) Employee’s failure substantially to perform Employee’s duties to the Company (other than as a result of total or partial incapacity due to Disability) for a period of 10 days following receipt of written notice from the Company by Employee of such failure; provided that it is understood that this clause (A) shall not apply if the Company terminates Employee’s employment because of dissatisfaction with actions taken by Employee in the good faith performance of Employee’s duties to the Company, (B) theft or embezzlement of property of the Company or dishonesty in the performance of Employee’s duties to the Company, (C) an act or acts on Employee’s part constituting (x) a felony under the laws of the United States or any state thereof or (y) a crime involving moral turpitude, (D) Employee’s willful malfeasance or willful misconduct in connection with Employee’s duties or any act or omission which is materially injurious to the financial condition or business reputation of the Company, or (E) Employee’s breach of the provisions of any agreed-upon non-compete, non-solicitation or confidentiality provisions agreed to with the Company, including pursuant to this Agreement and pursuant to any employment agreement.
     “Company” has the meaning specified in the Recitals.
     “Disability” shall have the meaning assigned such term in any employment agreement entered into between the Company and Employee, provided that if no such employment agreement exists or such term is not defined, then “Disability” shall mean Employee shall have become physically or mentally incapacitated and is therefore unable for a period of nine (9) consecutive months or for an aggregate of twelve (12) months in any eighteen (18) consecutive month period to perform Employee’s duties under Employee’s employment. Any question as to the existence of the Disability of Employee as to which Employee and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Employee and the Company. If Employee and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Employee shall be final and conclusive for all purposes of this Agreement and any other agreement between the Company and Employee that incorporates the definition of “Disability”.
     “Employee” has the meaning specified in the Preamble.
     “Grant Date” has the meaning specified in the Preamble.
     “Orbitz” has the meaning specified in the Preamble.
     “Plan” has the meaning specified in the Recitals.
     “Share” means one share of the common stock, par value $0.01 per share, of Orbitz.
SECTION 2
GRANT OF OPTION
     2.1. Grant of Option. Subject to the terms and conditions hereof, Orbitz hereby grants to Employee, as of the Grant Date, an [incentive][nonqualified] stock option (the “Option”) to purchase up to the number of Shares specified on the signature page hereto. The Shares shall be purchasable from time to time during the term of the Option specified in Section 3.1 at an exercise price (the “Exercise Price”) specified on the signature page hereto.

SECTION 3
TERM OF OPTION AND CONDITIONS OF EXERCISE
     3.1. Term. Unless the Option is earlier terminated pursuant to this Agreement or the Plan, the term of the Option shall commence on the Grant Date and terminate on July 18, 2017.
     3.2. Vesting Schedule.
          (a) Subject to the provisions of this Agreement and the Plan and Employee’s continued employment with the Company on the applicable vesting dates, 25% of the Option (rounded up to the next whole share) became vested on each of the 1st and 2nd anniversaries of July 18, 2007, an additional 25% of the Option (rounded up to the next whole share) shall become vested on the 3rd anniversary of July 18, 2007 and the balance of the Option shall become vested and exercisable on the 4th anniversary of July 18, 2007. Subject to the provisions of this Agreement and the Plan and to the extent vested, the Option shall first become exercisable six (6) months after the Grant Date.
          (b) Notwithstanding any other provision of this Agreement, if, following a Change in Control, Employee’s employment with the Company is terminated without Cause or Employee resigns from the Company due to a Constructive Termination, then the Option shall become fully vested and exercisable as of the date of such termination or resignation. A “Constructive Termination” shall be deemed to have occurred upon (a) any material reduction in Employee’s base salary or target bonus (excluding any change in value of equity incentives or a reduction affecting substantially all similarly-situated executives), (b) the failure of the Company to pay compensation or benefits when due, (c) the primary business office for Employee being relocated by more than fifty (50) miles or (d) a material and sustained diminution to Employee’s duties and responsibilities as of the Grant Date; provided, however, that the foregoing events shall constitute a Constructive Termination only if the Company fails to cure such event within thirty (30) days after receipt by the Board from Employee of written notice of the event which constitutes a Constructive Termination; and provided, further, that a Constructive Termination shall cease to exist for an event on the 60th day following the later of its occurrence or Employee’s knowledge of such occurrence, unless Employee has given the Company written notice of such occurrence prior to such 60th day.
          (c) Notwithstanding the foregoing, upon any termination of Employee’s employment by the Company without Cause, any portion of the Option which would have become vested had Employee remained employed by the Company through one (1) year from the date of such termination shall become immediately vested as of the date of such termination.
          (d) The Board may determine at any time before the Option terminates that the Option or any portion thereof shall become vested and exercisable at any time.
     3.3. Termination of Employment. Subject to Section 3.1(c), if Employee’s employment with the Company terminates for any reason, that portion of the Option that is not or does not become then vested shall immediately terminate and that portion of the Option that is or becomes vested at the time of Employee’s termination of employment shall terminate one (1)

year from the date of termination, provided that if the termination of employment occurs on or following a Change in Control, that portion of the Option that is or becomes vested at the time of Employee’s termination of employment shall terminate three (3) years from the date of termination.
     3.4. Limited Transferability. The Option shall be neither transferable nor assignable by Employee other than by will or the laws of inheritance following Employee’s death and may be exercised, during Employee’s lifetime, only by Employee; provided, however, that Employee may designate one or more persons as the beneficiary or beneficiaries of the Option, in which case the Option shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon Employee’s death while holding the Option. Such beneficiary or beneficiaries shall take the transferred Option subject to all the terms and conditions of this Agreement, including (without limitation) the limited time period during which the Option may, pursuant to Section 3.3, be exercised following Employee’s death.
     3.5. Exercise. The Option may be exercised by delivering a written notice to Orbitz or its designated agent, specifying the portion of the Option to be exercised and accompanied by payment therefor. The Exercise Price for any Shares purchased pursuant to the exercise of the Option and the applicable withholding taxes due thereon shall be paid in full upon such exercise in cash, by wire transfer or certified check or by such other method as may be approved by the Board. In no event may the Option be exercised for any fractional Shares.
     3.6. Forfeiture. Notwithstanding anything herein to the contrary, if the Board determines in good faith that Employee has (i) willfully engaged in misconduct that is materially and demonstrably injurious to the Company; (ii) willfully and knowingly participated in the preparation or release of false or materially misleading financial statements relating to the Company’s operations and financial condition; (iii) committed a willful act of fraud, embezzlement or misappropriation of any money or properties of the Company or breach of fiduciary duty against the Company that has a material adverse effect on the Company; or (iv) breached any noncompetition or confidentiality covenants for the benefit of the Company applicable to Employee (including, without limitation, the covenants set forth in Section 4 below) during Employee’s employment or following termination of Employee’s employment, then:
          (a) any portion of the Option then held by Employee shall be automatically forfeited,
          (b) any Shares acquired pursuant to any exercise of the Option within five (5) years prior to the date of Board determination of (i), (ii), or (iii) above or within three (3) years prior to the date of Board determination of (iv) above and then held by Employee shall be subject to repurchase by Orbitz at the lower of (x) the fair market value (as determined by the Board in good faith) of such Shares as of the time of repurchase and (y) the Exercise Price paid for such Shares upon exercise of the Option, and
          (c) in the event Employee has sold or otherwise disposed of Shares acquired pursuant to any exercise of the Option within five (5) years prior to the date of Board determination of (i), (ii), or (iii) above or within three (3) years prior to the date of Board determination of (iv) above, Employee shall pay to Orbitz the greater of (x) any proceeds received from such sale or other disposition, less the Exercise Price paid for the applicable Shares and (y) the fair market value (as determined by the Board in good faith) of such Shares as of the date of such Board determination.
SECTION 4
NON-COMPETITION AND CONFIDENTIALITY
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     4.1. Non-Competition.
          (a) From the date hereof while employed by the Company and for a two-year period following the date Employee ceases to be employed by the Company (the “Restricted Period”), irrespective of the cause, manner or time of any termination, Employee shall not use his or her status with the Company to obtain loans, goods or services from another organization on terms that would not be available to him or her in the absence of his or her relationship to the Company.
          (b) During the Restricted Period, Employee shall not make any statements or perform any acts intended to or which may have the effect of advancing the interest of any Competitors of the Company or in any way injuring the interests of the Company and the Company shall not make or authorize any person to make any statement that would in any way injure the personal or business reputation or interests of Employee; provided however, that, subject to Section 4.2, nothing herein shall preclude the Company or Employee from giving truthful testimony under oath in response to a subpoena or other lawful process or truthful answers in response to questions from a government investigation; provided, further, however, that nothing herein shall prohibit the Company from disclosing the fact of any termination of Employee’s employment or the circumstances for such a termination. For purposes of this Section 4.1(b), the term “Competitor” means any enterprise or business that is engaged in, or has plans to engage in, at any time during the Restricted Period, any activity that competes with the businesses conducted during or at the termination of Employee’s employment, or then proposed to be conducted, by the Company in a manner that is or would be material in relation to the businesses of the Company or the prospects for the businesses of the Company (in each case, within 100 miles of any geographical area where the Company manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services). During the Restricted Period, Employee, without prior express written approval by the Company, shall not (A) engage in, or directly or indirectly (whether for compensation or otherwise) manage, operate, or control, or join or participate in the management, operation or control of a Competitor, in any capacity (whether as an employee, officer, director, partner, consultant, agent, advisor, or otherwise), (B) develop, expand or promote, or assist in the development, expansion or promotion of, any division of an enterprise or the business intended to become a Competitor at any time after the end of the Restricted Period or (C) own or hold a Proprietary Interest in, or directly furnish any capital to, any Competitor of the Company. Employee acknowledges that the Company’s businesses are conducted nationally and internationally and agrees that the provisions in the foregoing sentence shall operate throughout the United States and the world (subject to the definition of “Competitor”).

          (c) During the Restricted Period, Employee, without express prior written approval from the Company, shall not solicit any of the then current Clients of the Company or any potential Clients of the Company with whom Employee has had dealings or learned confidential information within the six (6) months prior to the date Employee ceases to be employed by the Company for any existing business of the Company or discuss with any employee of the Company information or operations of any business intended to compete with the Company. For purposes of this Section 4.1(c), the term “Clients” means suppliers and corporate clients including but not limited to airlines, hotels and companies with corporate accounts with the Company, but shall not include individual “end-users” or ultimate individual consumers of the Company’s services.
          (d) During the Restricted Period, Employee shall not interfere with the employees or affairs of the Company or solicit or induce any person who is an employee of the Company to terminate any relationship such person may have with the Company, nor shall Employee during such period directly or indirectly engage, employ or compensate, or cause or permit any person or entity with which Employee may be affiliated, to engage, employ or compensate, any employee of the Company.
          (e) For the purposes of this Agreement, “Proprietary Interest” means any legal, equitable or other ownership, whether through stock holding or otherwise, of an interest in a business, firm or entity; provided that ownership of less than 5% of any class of equity interest in a publicly held company shall not be deemed a Proprietary Interest.
          (f) From the date hereof while employed by the Company and thereafter, Employee shall not make any disparaging or defamatory comments regarding the Company or, after termination of his or her employment relationship with the Company, make any comments concerning any aspect of the termination of their relationship. The obligations of Employee under this paragraph shall not apply to disclosures required by applicable law, regulation or order of any court or governmental agency.
          (g) From the date hereof while employed by the Company and thereafter, upon the Company’s reasonable request, Employee will use reasonable efforts to assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company arising out of events occurring during the term of Employee’s employment, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Company, including any proceeding before any arbitral, administrative, regulatory, self-regulatory, judicial, legislative, or other body or agency. Employee will be entitled to reimbursement for reasonable out-of-pocket expenses (including travel expenses) incurred in connection with providing such assistance.
          (h) The period of time during which the provisions of this Section 4.1 shall be in effect shall be extended by the length of time during which Employee is in breach of the terms hereof as determined by any court of competent jurisdiction on the Company’s application for injunctive relief.

          (i) Employee agrees that the restrictions contained in this Section 4.1 are an essential element of the compensation Employee is granted hereunder and but for Employee’s agreement to comply with such restrictions, Orbitz would not have entered into this Agreement.
          (j) It is expressly understood and agreed that although Employee and the Company consider the restrictions contained in this Section 4.1 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Employee, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.
     4.2. Confidentiality.
          (a) Employee will not at any time (whether during or after Employee’s employment with the Company) (x) retain or use for the benefit, purposes or account of Employee or any other person or entity; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any person or entity outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information (including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals) concerning the past, current or future business, activities and operations of the Company and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (collectively, “Confidential Information”) without the prior written authorization of the Company.
          (b) The term “Confidential Information” shall not include any information that is (i) generally known to the industry or the public other than as a result of Employee’s breach of this covenant or any breach of other confidentiality obligations by third parties; (ii) made legitimately available to Employee by a third party without breach of any confidentiality obligation; or (iii) required by law to be disclosed; provided that Employee shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate, at the Company’s cost, with any attempts by the Company to obtain a protective order or similar treatment.
          (c) Except as required by law, Employee will not disclose to anyone, other than Employee’s immediate family and legal or financial advisors, the existence or contents of this Agreement (unless this Agreement shall be publicly available as a result of a regulatory filing made by the Company); provided that Employee may disclose to any prospective future employer the provisions of Section 4 of this Agreement so long as it agrees to maintain the confidentiality of such provisions.

          (d) Upon termination of Employee’s employment with the Company for any reason, Employee shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Employee’s possession or control (including any of the foregoing stored or located in Employee’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, except that Employee may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Employee is or becomes aware.
     4.3. Intellectual Property.
          (a) If Employee has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to Employee’s employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), Employee hereby grants the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business.
          (b) If Employee creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during Employee’s employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), Employee shall promptly and fully disclose same to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.
          (c) Employee agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.
          (d) Employee shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Employee’s signature on any document for this purpose, then Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Employee’s agent and attorney in fact, to act for and in Employee’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.
          (e) Employee shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Employee hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Employee shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Employee acknowledges that the Company may amend any such policies and guidelines from time to time, and that Employee remains at all times bound by their most current version.
     4.4. Specific Performance. Employee acknowledges and agrees that Orbitz’s remedies at law for a breach or threatened breach of any of the provisions of this Section 4 would be inadequate and Orbitz would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Employee agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, Orbitz, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. Without limiting the generality of the foregoing, neither party shall oppose any motion the other party may make for any expedited discovery or hearing in connection with any alleged breach of this Section 4.
     4.5. Survival. The provisions of this Section 4 shall survive the termination of Employee’s employment with the Company for any reason.
SECTION 5
MISCELLANEOUS
     5.1. Tax Issues and Withholding. Employee acknowledges that he or she is relying solely on his or her own tax advisors and not on any statements or representations of the Company or any of its agents. Employee understands that he or she (and not Orbitz) shall be responsible for any tax liability that may arise as a result of the transactions contemplated by this Agreement. Orbitz’s obligations under this Agreement shall be subject to all applicable tax and other withholding requirements, and Orbitz shall, to the extent permitted by law, have the right to deduct any withholding amounts from any payment or transfer of any kind otherwise due to Employee.

     5.2. Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time Employee is a “specified employee” as defined in Section 409A of the Internal Revenue Code (“Section 409A”) and the deferral of the commencement of any payments or benefits otherwise payable hereunder is necessary in order to prevent any accelerated or additional tax under Section 409A, then Orbitz will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Employee) until the date that is six months following Employee’s termination of employment with the Company (or the earliest date as is permitted under Section 409A) and (ii) if any other payments of money or other benefits due to Employee hereunder could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by Orbitz, that does not cause such an accelerated or additional tax. Orbitz shall consult with Employee in good faith regarding the implementation of the provisions of this Section 5.2; provided that neither the Company nor any of its employees or representatives shall have any liability to Employee with respect thereto.
     5.3. Employment of Employee. Nothing in this Agreement confers upon Employee the right to continue in the employ of the Company, entitles Employee to any right or benefit not set forth in this Agreement or interferes with or limits in any way the right of the Company to terminate Employee’s employment.
     5.4. Stockholder Rights. Employee shall not have any stockholder rights (including the right to distributions or dividends) with respect to the Shares subject to the Option until Employee shall have exercised the Option, paid the Exercise Price and become a holder of record of the Shares acquired upon exercise of the Option.
     5.5. Equitable Adjustments. The Option shall be subject to adjustment as provided in Section 5 of the Plan.
     5.6. Calculation of Benefits. Neither the Option nor any Shares acquired upon exercise of the Option shall be deemed compensation or taken into account for purposes of determining benefits or contributions under any retirement or other qualified or nonqualified plans of the Company or any employment/severance or change in control agreement to which Employee is a party and shall not affect any benefits, or contributions to benefits, under any other benefit plan of any kind or any applicable law or regulation now or subsequently in effect under which the availability or amount of benefits or contributions is related to level of compensation. It is specifically agreed by the parties that any benefits that Employee may receive or derive from this Agreement will not be considered as salary for calculating any severance payment that may be payable to Employee in the event of a termination of his or her employment.
     5.7. Remedies.
          (a) The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. These rights and remedies are given in addition to any other rights the parties may have at law or in equity.
          (b) Except where a time period is otherwise specified, no delay on the part of any party in the exercise of any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege or remedy preclude any further exercise thereof or the exercise of any right, power, privilege or remedy.
     5.8. Waivers and Amendments. The respective rights and obligations of Orbitz and Employee under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) by such respective party. This Agreement may be amended only with the written consent of a duly authorized representative of Orbitz and Employee.
     5.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.
     5.10. CONSENT TO JURISDICTION.
          (a) EACH OF THE PARTIES HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ALL STATE AND FEDERAL COURTS LOCATED IN THE STATE OF ILLINOIS, AS WELL AS TO THE JURISDICTION OF ALL COURTS TO WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING, WITHOUT LIMITATION, ANY PROCEEDING RELATING TO ANCILLARY MEASURES IN AID OF ARBITRATION, PROVISIONAL REMEDIES AND INTERIM RELIEF, OR ANY PROCEEDING TO ENFORCE ANY ARBITRAL DECISION OR AWARD. EACH PARTY HEREBY EXPRESSLY WAIVES ANY AND ALL RIGHTS TO BRING ANY SUIT, ACTION OR OTHER PROCEEDING IN OR BEFORE ANY COURT OR TRIBUNAL OTHER THAN THE COURTS DESCRIBED ABOVE AND COVENANTS THAT IT SHALL NOT SEEK IN ANY MANNER TO RESOLVE ANY DISPUTE OTHER THAN AS SET FORTH IN THIS SECTION 5.10 OR TO CHALLENGE OR SET ASIDE ANY DECISION, AWARD OR JUDGMENT OBTAINED IN ACCORDANCE WITH THE PROVISIONS HEREOF.
          (b) EACH OF THE PARTIES HERETO HEREBY EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE TO VENUE, INCLUDING, WITHOUT LIMITATION, THE INCONVENIENCE OF SUCH FORUM, IN ANY OF SUCH COURTS. IN ADDITION, EACH OF THE PARTIES CONSENTS TO THE SERVICE OF PROCESS BY PERSONAL SERVICE OR ANY MANNER IN WHICH NOTICES MAY BE DELIVERED HEREUNDER IN ACCORDANCE WITH SECTION 5.14 OF THIS AGREEMENT.

     5.11. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
     5.12. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.
     5.13. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior communications, representations and negotiations in respect thereto.
     5.14. Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section 5.14), reputable commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) or, deposited with the U.S. Postal Service and mailed first class, registered or certified mail, postage prepaid, as set forth below:
          If to Orbitz, addressed to:
Orbitz Worldwide, Inc.
Legal Department
500 W. Madison Street
Chicago, Illinois 60661
Attention: General Counsel
Fax: (312) 894-4856
          If to Employee, to the address set forth on the signature page of this Agreement or at the current address listed in the Company’s records.
Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent; (iii) on the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service; or (iv) the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the U.S. Postal Service as aforesaid. Each party, by notice duly given in accordance therewith, may specify a different address for the giving of any notice hereunder.

     5.15. No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement.
     5.16. Incorporation of Plan; Acknowledgment. The Plan is hereby incorporated herein by reference and made a part hereof, and the Option and this Agreement are subject to all terms and conditions of the Plan. In the event of any inconsistency between the Plan and this Agreement, the provisions of the Plan shall govern. By signing this Agreement, Employee acknowledges having received and read a copy of the Plan.
     5.17. Consent. In the course of Employee’s employment with the Company, the Company may obtain or have access to certain information about Employee and Employee’s employment with the Company, such as information about Employee’s job, appraisals, performance, health, compensation, benefits, training, absence, education, contact details, disabilities, social security number (or equivalent) and information obtained from references or background checks (collectively, “Personal Information”). The Company will use Personal Information in connection with Employee’s employment with the Company, to provide Employee with health and other benefits, and in order to fulfill its legal and regulatory obligations. Due to the global nature of the Company’s business and the need to centralize the Company’s information and technology storage systems, the Company may transfer, use or store Employee’s Personal Information in a country or continent outside the country where Employee works or lives, and may also transfer Employee’s Personal Information to its other group companies, to its insurers and service providers as necessary or appropriate, and to any party that it merges with or which purchases all or a substantial portion of its assets, shares, or business (any of which may also be located outside the country or continent where Employee works or lives). The Company may also disclose Employee’s Personal Information when it is legally required to do so or to governmental, fiscal or regulatory authorities (for example, to tax authorities in order to calculate Employee’s appropriate taxation, compensation or salary payments). The Company may disclose Personal Information as noted above, including to any of the third parties and for any of the reasons listed above, without further notice to Employee. By signing below, Employee consents to the Company collecting, retaining, disclosing and using Personal Information as outlined above, and to transfer such information internationally and/or to third parties for these purposes.
     5.18. Severability; Titles and Subtitles; Gender; Singular and Plural; Counterparts; Facsimile.
          (a) In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.
          (b) The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
          (c) The use of any gender in this Agreement shall be deemed to include the other genders, and the use of the singular in this Agreement shall be deemed to include the plural (and vice versa), wherever appropriate.

          (d) This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together constitute one instrument.
          (e) Counterparts of this Agreement (or applicable signature pages hereof) that are manually signed and delivered by facsimile transmission shall be deemed to constitute signed original counterparts hereof and shall bind the parties signing and delivering in such manner.

     IN WITNESS WHEREOF, Orbitz and Employee have executed this Agreement as of the day and year first written above.

ORBITZ WORLDWIDE, INC.
By:
Name:
Title:

EMPLOYEE:

Name:
Type of Option: [Incentive][Nonqualified] Stock Option

Number of Shares: [ ]

Exercise Price: $[ ] per Share

Exhibit A –2007 Equity and Incentive Plan
(Distributed Separately)